ROUGE RESOURCES LTD.

 (An Exploration Stage Company)

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

 THREE MONTHS ENDED APRIL 30, 2016

 (Expressed in Canadian Dollars)

•

Statements of Financial Position

•

Statements of Comprehensive Loss

•

Statements of Changes in Equity

•

Statements of Cash Flows

•

Notes to the Financial Statements

      NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. They include appropriate accounting principles, judgement and estimates in accordance with IFRS for interim financial statements.

The Company’s independent auditors have not performed a review of these condensed interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim financial statements by an entity’s auditors.

Rouge Resources Ltd.

Condensed Interim Statements of Financial Position

(Expressed in Canadian dollars – unaudited)

	Notes	April 30, 2016	April 30, 2015	January 31, 2016 (audited)
ASSETS

Current assets
Cash		$ 11,874	$ 925	$ 553
GST receivable		1,320	1,569	440
		13,194	2,494	993
Non-current assets
Credit card security deposit		6,900	6,900	6,900
Equipment	4	575	821	621
Exploration and evaluation assets	5	284,341	284,341	284,341
		291,816	292,062	291,862

TOTAL ASSETS		$ 305,010	$ 294,556	$ 292,855

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	6	$ 35,410	$ 27,582	$ 18,973
Loan payable	7	39,676	39,676	39,676
Related party payables	8	363,503	167,982	290,304

TOTAL LIABILIITES		438,589	235,240	348,953

EQUITY (DEFICIT)

Share capital	9	3,953,590	3,953,590	3,953,590
Reserve		53,357	53,357	53,357
Deficit		(4,140,526)	(3,947,631)	(4,063,045)

TOTAL EQUITY (DEFICIT)		(133,579)	59,316	(56,098)

TOTAL LIABILITIES AND EQUITY (DEFICIT)		$ 305,010	$ 294,556	$ 292,855

Going concern (Note 1)

Subsequent event (Note 9, 12)

Approved on behalf of the Board of Directors:

“Peter Leitch”	“David Whelan”
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim financial statements

Rouge Resources Ltd.

Condensed Interim Statements of Comprehensive Loss

(Expressed in Canadian dollars – unaudited)

	Notes	Three months ended April 30,		Year ended January 31,
		2016	2015	2016 (audited)
Expenses
Amortization	4	$ 46	$ 67	$ 267
Consulting services	8	1,500	-	250
Director fees		5,550	-	-
Interest expense		2	832	2,235
Management services	8	15,000	15,000	60,000
Office administration and travel	8	24,018	11,862	51,825
Professional services	8	21,374	4,993	24,198
Transfer agent, filing and stock transfer fees		9,991	6,610	16,003

Net loss and comprehensive loss		$ (77,481)	$ (39,364)	$ (154,778)

Loss per share – basic and diluted	9	$ (0.00)	$ (0.00)	$ (0.00)

Weighted average number of shares outstanding – basic and diluted		44,633,171	44,633,171	44,633,171

The accompanying notes are an integral part of these unaudited condensed interim financial statements

Rouge Resources Ltd.

Condensed Interim Statements of Changes in Equity

(Expressed in Canadian dollars – unaudited)

	Common Shares Number Amount		Reserve	Deficit	Total

Balance at January 31, 2015 (audited)	44,633,171	$ 3,953,590	$ 53,357	$ (3,908,267)	$ 98,680
Net loss and comprehensive loss	-	-	-	(39,364)	(39,364)
Balance at April 30, 2015	44,633,171	3,953,590	53,357	(3,947,631)	59,316
Net loss and comprehensive loss	-	-	-	(115,414)	(115,414)
Balance at January 31, 2016 (audited)	44,633,171	3,953,590	53,357	(4,063,045)	(56,098)
Net loss and comprehensive loss	-	-	-	(77,481)	(77,481)
Balance at April 30, 2016	44,633,171	$ 3,953,590	$ 53,357	$ (4,140,526)	$ (133,579)

The accompanying notes are an integral part of these unaudited condensed interim financial statements

Rouge Resources Ltd.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian dollars – unaudited)

	Three months ended April 30,		Year ended January 31,
	2016	2015	2016 (audited)

Operating activities
Net and comprehensive loss	$ (77,481)	$ (39,364)	$ (154,778)
Adjustment for non-cash item:
Amortization	46	67	267
Changes in non-cash working capital items:
GST receivable	(880)	(820)	309
Trade payables and accrued liabilities	16,437	274	(8,335)
Cash used in operating activities	(61,878)	(39,843)	(162,537)

Investing activities
Exploration and evaluation expenditures	-	(7,000)	(7,000)
Cash used in investing activities	-	(7,000)	(7,000)

Financing activities
Change in related party payables	73,199	47,497	169,819
Cash provided by financing activities	73,199	47,497	169,819

Increase in cash	11,321	654	282
Cash, beginning of period	553	271	271
Cash, ending of period	$ 11,874	$ 925	$ 553

The accompanying notes are an integral part of these unaudited condensed interim financial statements

Rouge Resources Ltd.

Notes to the Condensed Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended April 30, 2016 and 2015

1.

Nature and continuance of operations

Rouge Resources Ltd (the “Company”) was incorporated on March 31, 1988 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol ROU and quoted on the OTC:BB in the United States. The Company’s registered and records office is located at 1008-409 Granville Street, Vancouver BC, V6C 1T2.

These unaudited condensed interim financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of business.  As at April 30, 2016, the Company had not advanced any of its properties to commercial production and is not able to finance day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities; its ability to attain profitable operations and generate funds therefrom; and its ability to raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with existing cash on hand, loans from directors and companies controlled by directors, and/or private placement of common shares. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its unaudited condensed interim statement of financial position (the “Statement of Financial Position”).

2.

Significant accounting policies and basis of preparation

These unaudited condensed interim financial statements were authorized for issue on June 14, 2016, by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

These unaudited condensed interim financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, they also comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the year ended January 31, 2016.

3.

Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

Rouge Resources Ltd.

Notes to the Condensed Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended April 30, 2016 and 2015

4.

Equipment

	Cost $	Accumulated amortization $	Net book Value $

Balance at January 31, 2015 (audited)	8,710	(7,822)	888
Amortization	-	(67)	(67)
Balance at April 30, 2015	8,710	(7,889)	821
Amortization	-	(200)	(200)
Balance at January 31, 2016 (audited)	8,710	(8,089)	621
Amortization	-	(46)	(46)

Balance at April 30, 2016	8,710	(8,135)	575

5.

Exploration and evaluation assets

	North-Central Ontario
	Dotted Lake mining claims $	Lampson Lake mining claims $	Total $

Property acquisition costs:
Balance, January 31, 2015	4,400	59,213	63,613
Expenditures	7,000	-	7,000
Balance, January 31, 2016 and April 30, 2016	11,400	59,213	70,613

Exploration and evaluation costs:
Balance, January 31, 2015 and January 31, 2016 and April 30, 2016	213,728	-	213,728

Balance, April 30, 2016	225,128	59,213	284,341

The Company now holds a 100% interest in 9 claims in the Thunder Bay Mining District of North Central Ontario area, known as the Dotted Lake Property (the “Property”) which includes the 2 adjacent Lampson Lake claims acquired under a 4 year option agreement fully paid on April 20, 2014. A claims reduction and reconfiguration plan was completed during last year’s quarter ended April 30, 2015, motivated by continuation of the challenging economic circumstances faced by junior mineral exploration companies over the last few years. The plan was designed to focus entirely on claims of merit resulting in certain claims being allowed to lapse, certain claims being partially re-staked, and certain land positions being modified or increased for total cost of $11,400.

No expenditures were made during the three months ended April 30, 2016 (April 30, 2015 - $7,000).

The 2 Lampson Lake claims are subject to a 2% net smelter royalty (“NSR”) in favour of the optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the optionors and a 1% NSR on any metals and/or a 1% NSR payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the optionors for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

Rouge Resources Ltd.

Notes to the Condensed Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended April 30, 2016 and 2015

6.

Trade payables and accrued liabilities

	April 30, 2016 $	April 30, 2015 $	January 31, 2016 $
Trade payables	14,310	15,782	5,373
Accrued liabilities	21,100	11,800	13,600
	35,410	27,582	18,973

7.

Loan payable

The loan payable of $39,676 (January 31, 2016 - $39,676) relates to a former professional advisor.  The loan is an unsecured and non-interest bearing with no fixed term of repayment.

8.

Related party payable and transactions

Related party payables included in the Statement of Financial Position are as follows:

	April 30, 2016 $	April 30, 2015 $	January 31, 2016 $
Payable to Company directors and companies controlled by its directors	363,503	167,982	290,304

These amounts are non-interest bearing and unsecured with no fixed term of repayment.

The Company had the following transactions with its directors or companies controlled by its directors during the periods ended as follows:

	Three months ended April 30,		Year ended January 31,
	2016 $	2015 $	2016 $
Consulting services	-	-	250
Directors’ fees	5,550	-	-
Interest expense	2	-	2,235
Management services	15,000	15,000	60,000
Office administration	7,500	7,500	30,000
Professional services	2,805	2,815	10,109
	30,857	25,315	102,594

Key management personnel compensation:

	Three months ended April 30,		Year ended January 31,
	2016 $	2015 $	2016 $
Directors’ fees	5,000	-	-
Management services	15,000	15,000	60,000
Interest expense	2	-	2,235
Professional services	2,805	2,815	10,109
	22,807	17,815	72,344

Rouge Resources Ltd.

Notes to the Condensed Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended April 30, 2016 and 2015

9.

Share capital

Authorized share capital

The Company’s authorized share capital consisted of an unlimited number of common shares without par value.

Issued share capital

As at April 30, 2016, there were 44,633,171 issued and fully paid common shares outstanding (April 30, 2015 – 44,633,171) of which nil common shares remained in escrow (April 30, 2015 – 1,894,800).

No common shares were issued during the three months ended April 30, 2016 and 2015.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for three months ended April 30, 2016, was based on the net loss attributable to common shareholders of $77,481 (April 30, 2015 - $39,364) and the weighted average number of common shares outstanding of 44,633,171 (April 30, 2015 – 44,633,171). The diluted loss per share does not include the effect of any share purchase warrants outstanding in the future since the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares.  Such options will be exercisable for a period of up to 10 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.05 per share In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

As at April 30, 2016 and 2015, there were no stock options outstanding. On May 10, 2016, the Company granted an aggregate of 2,500,000 incentive stock options at a price of $0.05 per share, exercisable until May 10, 2026.

Share purchase warrants

As at April 30, 2016 and 2015, there were no share purchase warrants outstanding.

10.

Financial instruments and financial risk management

The Company is exposed in varying degrees to financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit and security deposit. The Company’s cash and credit card deposit are deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Rouge Resources Ltd.

Notes to the Condensed Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended April 30, 2016 and 2015

10.

Financial instruments and financial risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an on-going basis. The Company ensures there are sufficient funds to meet short-term business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from Company directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Classification of financial instruments

Financial assets included in the Statement of Financial Position are as follows:

	April 30, 2016 $	April 30, 2015 $	January 31, 2016 $
Fair value through profit and loss:
Cash	11,874	925	553
Credit card security deposit	6,900	6,900	6,900
	18,774	7,825	7,453

Financial liabilities included in the Statement of Financial Position are as follows:

	April 30, 2016 $	April 30, 2015 $	January 31, 2016 $
Non-derivative financial liabilities:
Trade payables	14,310	15,782	5,373
Loan payable	39,676	39,676	39,676
Related party payables	363,503	167,982	290,304
	417,489	223,440	335,353

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts included in the Statement of Financial Position.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Rouge Resources Ltd.

Notes to the Condensed Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended April 30, 2016 and 2015

10.

Financial instruments and financial risk management (continued)

Fair value (continued)

-

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

-

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

-

Level 3 – Inputs that are not based on observable market data.

As at April 30, 2016, the Company’s financial instruments classified as Level 1 consisted of cash.

11.

Capital management

The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support its exploration and development expenditures and to sustain future development of its business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

12.

Subsequent event

On May 10, 2016, the Company announced a change in their board of directors and management team and entered into a mandate agreement with Fiore Management & Advisory Corp. to provide financial advice and corporate administration.  In addition, the Company granted an aggregate of 2,500,000 incentive stock options at a price of $0.05 per share, exercisable until May 10, 2026.